Exhibit 99.A

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Reporting Person	Date of Transaction	Number of Shares Sold	Price Per Share*	Low Price	High Price
Juniper Targeted Opportunity Fund, L.P.	August 11, 2026	70,000	$114.81	$113.00	$118.50
Juniper Targeted Opportunity Fund, L.P.	August 12, 2026	32,491	$115.42	$114.00	$117.50
Juniper Targeted Opportunity Fund, L.P.	August 13, 2026	63,500	$110.26	$109.08	$115.04

*The Price Per Share reported above is a weighted average price. The Shares were sold in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares sold at each separate price within the ranges set forth above.